Filed Pursuant to Rule 433
Registration No. 333-176616
January 5, 2012
PRICING TERM SHEET
4.625% Medium-Term Notes due 2022

Issuer:	UDR, Inc.

Security:	4.625% Medium-Term Notes due 2022

Guarantee:	Fully and unconditionally guaranteed by United Dominion Realty, L.P.

Size:	$400,000,000

Maturity Date:	January 10, 2022

Coupon:	4.625%

Interest Payment Dates:	January 10 and July 10, commencing July 10, 2012

Price to Public:	99.100% plus accrued interest from January 10, 2012

Denominations:	$1,000 and integral multiples of $1,000

Benchmark Treasury:	2.000% due November 15, 2021

Benchmark Treasury Price/Yield:	100-3/1.989%

Spread to Benchmark Treasury:	+ 275 bps

Yield:	4.739%

Make-Whole Call; Par Call:	At any time prior to October 10, 2021 at the greater of (i) 100% of the principal amount being redeemed and (ii) the present value of remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) discounted at the Adjusted Treasury Rate (as defined in the preliminary pricing supplement) plus 45 basis points; at any time on and after October 10, 2021, at 100% of the principal amount being redeemed, plus accrued and unpaid interest thereon.

Trade Date:	January 5, 2012

Settlement Date:	January 10, 2012

CUSIP:	90265EAG5

ISIN:	US90265EAG52

Joint Bookrunning Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Morgan Keegan & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 212-834-4533.